UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 99.1 filed herto, shall be incorporated by reference into the Registration Statement on Form F-3, as amended (File No. 333-267919), of Boqii Holding Limited, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: December 31, 2024

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